[redacted]

UNITED STATES
SECURITIES AND EXCHANGE C
Washington, D.C. 205

08032482

APPROVAL	
er:	3235-0123
	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25452

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 06/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thurston, Springer, Miller, Herd & Titak, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9000 Keystone Crossing, Suite 740
(No. and Street)

Indianapolis (City) IN (State) 46240 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lynette Herd (317) 581-4000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue (Address), Blue Island (City), Illinois (State) 60406 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Lynette Herd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thurston, Springer, Miller, Herd & Titak, Inc., as of June 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

BRENDA J. HORAN
Notary Public, State of Indiana
Marion County
My Commission Expires
October 06, 2011

Signature

Secretary/Treasurer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

THURSTON, SPRINGER, MILLER, HERD & TITAK, INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

JUNE 30, 2008

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Thurston, Springer, Miller, Herd & Titak, Inc.

We have audited the accompanying statement of financial condition of Thurston, Springer, Miller, Herd & Titak, Inc. as of June 30, 2008 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 7 to the financial statements, the Company reports its investment in T-SHMT, LLC, a 74.49% owned subsidiary, on the equity method of accounting. In our opinion, accounting principles generally accepted in the United States of America require that all majority-owned subsidiaries be accounted for as consolidated subsidiaries. If the financial statements of T-SHMT, LLC had been consolidated with those of the Company, total assets and total liabilities would be increased by $18,425 and $0 respectively as of June 30, 2008 and revenues and expenses would be increased by $0 and $7,595 respectively for the year then ended.

In our opinion, except for the effects of not consolidating all majority-owned subsidiaries, as discussed in the preceding paragraph, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Thurston, Springer, Miller, Herd & Titak, Inc. as of June 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, PC

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
July 30, 2008

THURSTON, SPRINGER, MILLER, HERD & TITAK, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2008

ASSETS

Cash and cash equivalents	$ 126,519
Receivable from broker/dealers	193,182
Concessions and fees receivable	211,635
Securities owned, at market or fair value	92,213
Investment in limited liability company	25,936
Office furniture, equipment and leasehold improvements (net of accumulated depreciation of $256,744)	148,354
Other assets	184,579
TOTAL ASSETS	$ 982,418

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Commissions payable	$ 189,026
401(k) plan contribution payable	116,000
Other liabilities	50,474
Total Liabilities	$ 355,500
SHAREHOLDERS' EQUITY	
Common stock, no par value; 1,000 shares authorized, 1,000 shares issued and 999 shares outstanding	$ 25,000
Additional paid-in capital	68,048
Retained earnings	533,975
Less 1 share of treasury stock, at cost	(105)
Total Shareholders' Equity	$ 626,918
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 982,418

The accompanying notes are an integral part of this financial statement.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated in the state of Indiana on September 12, 1980. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA), formerly known as the National Association of Securities Dealers, Inc. (NASD). The Company's principal business activities are the sale of securities and providing investment advice.

Securities - Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market value (or fair value) is included in income.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with an original maturity date, when acquired by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Concentration of Risk - Substantially all the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation - Depreciation of office furniture, equipment and leasehold improvements is provided using the straight-line method over five, seven and thirty-nine year periods.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2008 the Company's net capital and required net capital were $158,533 and $100,000 respectively. The Company's ratio of aggregate indebtedness to net capital was 224%.

NOTE 3 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded options and securities purchased and sold on a when-issued basis (when-issued securities). These derivative financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk.

In addition, the Company's customers may sell securities that they do not currently own and will therefore be obligated to purchase such securities at a future date.

Since the Company enters into the forgoing transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to the foregoing derivatives and other off-balance sheet financial instruments, as mentioned hereafter.

In order to facilitate securities transactions, including the aforementioned transactions, in January, 2003, the Company entered into an agreement with another broker/dealer (Clearing Broker/dealer). The original term of the agreement was three years and is automatically renewed for one year terms unless cancelled by either party. Under the terms of the agreement the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced

NOTE 3 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT - (*Continued*)

securities transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity. The Securities and Exchange Commission, Federal Reserve Board and the Company impose rules to minimize this risk.

Under terms of the agreement the Company is required to maintain a $25,000 deposit with the Clearing Broker/dealer. In addition, the Company is restricted from entering into another agreement for similar services.

NOTE 4 - SHAREHOLDER AGREEMENT

An agreement exists between the two shareholders of the Company whereby upon the death of the majority shareholder, the minority shareholder would have the option to sell her shares to either the estate of the majority shareholder or the Company. The purchaser is to be determined by the executor of the estate. The price to be paid is one and one half times the book value at the end of the month prior the death of majority shareholder.

NOTE 5 - SECURITIES OWNED

Securities owned consist of entirely of securities registered under the Investment Company Act of 1940 and are recorded at market value.

NOTE 6 - RELATED PARTY INFORMATION

Included in other assets on the statement of financial condition is receivable from officers of $142,537.

In July, 2004 the Company purchased a 32.34% interest in T-SHMT, LLC. In October, 2005 and January, 2007 the Company purchased an additional 19.6% and 22.55% respectively. The Company has an option to buy the remaining 25.51% interest in T-SHMT, LLC over the next year. This option agreement is not in writing.

The Company is required to pay all housing, maintenance and insurance costs associated with an aircraft owned by T-SHMT, LLC. Total payments to satisfy this requirement were $25,784.

NOTE 7 - CONSOLIDATION POLICY

With the exception of the entity mentioned below, it is the Company's policy to use the consolidation method of accounting for any investee companies in which the Company directly or indirectly owns more than 50% of the outstanding voting securities or those in which the Company has effective control over. Investments in unconsolidated subsidiaries representing ownership of at least 20%, but less than 50%, are accounted for under the equity method. Nonmarketable investments in which the Company has less than 20% ownership and in which it does not have the ability to exercise significant influence over the investee are initially recorded at cost and periodically reviewed for impairment.

The Company has recorded its investment in T-SHMT, LLC under the equity method. Since the Company's owns 74.49% of T-SHMT, LLC, accounting principles generally accepted in the United States of America require that all entities in which the Company has effective control over be accounted for as consolidated subsidiaries. However, the Company's management believes that including the financial information of T-SHMT, LLC in these consolidated financial statements will distort the financial position of Thurston, Springer, Miller, Herd & Titak, Inc. as of June 30, 2008 and the results of its operations and its cash flows for the year then ended. Such information is therefore not included in these financial statements. If the financial statements of T-SHMT, LLC had been consolidated with those of the Company, total assets and total liabilities would be increased by $18,425 and $0 respectively as of June 30, 2008 and revenues and expenses would be increased by $0 and $7,595 respectively for the year then ended.

NOTE 8 - 401(k) PLAN

During September, 1993 the Company adopted a deferred compensation plan commonly referred to as a 401(k) Plan. Employees become eligible for the plan on the date they start their employment. The Company may match employee contributions up to a determinable percentage of an employee's compensation and is permitted to make additional discretionary contributions. Only participants actively employed on the last day of plan year are eligible to share in the discretionary contribution. In July, 1996 the Company also adopted a money purchase pension plan. Effective June 30, 2002 this plan was merged with the aforementioned 401(k) plan. Company matching contributions and profit sharing contributions to the plan for the year ended June 30, 2008 totaled $140,213 and is included in compensation and related benefits on the statement of income.

NOTE 9 - COMMITMENT

Lease Commitment - Minimum annual rentals under a noncancellable lease for office space, expiring October 31, 2018, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ending June 30,	Amount
2009	$ 83,676
2010	127,716
2011	131,019
2012	134,322
2013	137,625
2014	140,928
2015	144,231
2016	147,534
2017	150,837
2018	154,140
2019	51,747
Total	$ 1,403,775

Office rent expense for this lease for the year was S118,507. Included in other liabilities on the statement of financial condition is accrued rent of $22,282.

Renewal option and termination provisions are included in lease agreement.

NOTE 10 - INCOME TAXES

Income taxes do not bear their customary relationship to net income before income tax provision primarily due to timing differences in the reporting of gains and loss on securities transactions for financial reporting and federal income tax purposes.

NOTE 11 - STATEMENT OF CASH FLOWS - SUPPLEMENTAL INFORMATION

During the year ended June 30, 2008, the Company paid income taxes totaling $30,704.

END